                                                                      Exhibit 12



                                  HUMANA INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
              For the Years Ended December 31, 1996, 1995 and 1994
                                  (Unaudited)



                                                 Years Ended December 31,
                                              -----------------------------
                                              1996         1995        1994
                                              ----         ----        ----
Earnings:

 Income before income taxes                   $ 18         $288        $257

 Fixed charges                                  19           17           9
                                              ----         ----        ----
                                              $ 37         $305        $266
                                              ====         ====        ====

Fixed charges:

 Interest charged to expense                  $ 11         $ 11        $  4(c)

 One-third of rent expense (a)                   8            6           5
                                              ----         ----        ----
                                              $ 19         $ 17        $  9
                                              ====         ====        ====
Ratio of earnings to fixed charges             2.0(b)      17.9        28.9
                                              ====         ====        ====



(a) One-third of rent expense is considered representative of the underlying interest.

(b) Excluding special charges of $215 million before income taxes, the ratio of earnings to fixed charges for the year ended December 31, 1996, would have been 13.3.

(c) Interest expense for the year ended December 31, 1994, excludes nonrecurring income related to the favorable settlement of income tax disputes with the Internal Revenue Service.